# Canaccord Genuity LLC

## Consolidated Statement of Income

## Year Ended March 31, 2021

| | |
|---|---|
| **Revenues** | |
| Commissions, net | $ 85,169,513 |
| Investment banking | 175,645,725 |
| Principal transactions, net | 159,879,274 |
| Interest and dividend income | 1,809,251 |
| Other revenue | 28,735,975 |
| | $ 451,239,738 |
| **Expenses** | |
| Compensation and benefits | $ 240,194,391 |
| Floor brokerage, exchange, trading, and clearing fees | 56,482,490 |
| Communications and data processing | 14,935,867 |
| Promotion and travel | 1,853,760 |
| Occupancy and equipment | 8,708,809 |
| Interest and dividend expense | 6,539,167 |
| Banking related underwriting expenses | 8,850,484 |
| Professional fees | 4,610,210 |
| Depreciation of fixed assets | 1,157,095 |
| Development costs | 342,900 |
| Other expenses | 7,617,903 |
| | $ 351,293,076 |
| | |
| Gain before income taxes | 99,946,662 |
| Net gain | $ 99,946,662 |

*See accompanying notes.*